Ab

VF 4-3-02

02022545

NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

MAR 29 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Gay Street, Suite 1230
(No. and Street)

Knoxville, TN 37902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor 800-685-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & Noonan, P.C.
(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd., Suite 410, Nashville, TN 37205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 4-4-02

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Consolidated Financial Statements and Schedules
December 31, 2001

Contents

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statement of financial condition of TrustFirst, Inc. as of December 31, 2001 and the related consolidated statements of income and changes in stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's wholly owned subsidiary, Culver Financial Management, adopted a defined benefit retirement plan effective January 1, 2001. An actuarial valuation report was not available as of the financial statement issue date. As a result, we were unable to satisfy ourselves about the amount of the pension liability at December 31, 2001, or pension expense, which is included in net income for the period then ended; nor were we able to satisfy ourselves as to the adequacy of the disclosures of the plan included in Note 9 to the financial statement.

In our opinion, except for the effects of such adjustments and related disclosures, if any, as might have been determined to be necessary had we been able to examine evidence regarding the actuarial valuation of the Company's defined benefit plan, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2001, and the result of their operations and their cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

McKerley & Noonan, PC

McKerley & Noonan, P.C.
Certified Public Accountants

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

Consolidated Statement of Financial Condition
December 31, 2001

Assets

	2001
Current Assets	
Cash and Cash Equivalents	$ 157,961
Certificate of Deposit	60,773
Commissions Receivable	9,664
Prepaid Insurance	3,256
Deferred Tax Asset	48,212
Total Current Assets	279,866
Property, Plant and Equipment	
Furniture & Equipment	84,896
Accumulated Depreciation	(72,828)
Net Property, Plant & Equipment	12,068
Other Assets	
Other Receivable – Stockholder	3,872
Investments – At Cost	3,300
Intangible – Customer List	213,583
Total Other Assets	220,755
Total Assets	$ 512,689

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 16,156
Accrued Interest Payable	779
Pension Plan Payable	54,900
State Tax Payable	843
Total Current Liabilities	72,678
Long-Term Liabilities	
Notes Payable - Stockholder	10,500
Total Liabilities	83,178
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	109,000
Retained Earnings (Deficit)	(33,789)
Total Stockholder's Equity	429,511
Total Liabilities & Stockholders' Equity	$ 584,689

See Notes to the Financial Statements

TRUSTFIRST, INC.

Consolidated Statement of Income
For the Period Ended December 31, 2001

Income	**2001**
Commission Income	$ 579,693
Short Term Capital Gain (Loss) – Trading	(885)
Total Income	578,808
Expenses	
Rent	19,970
Office	6,227
Dues	375
Insurance	9,056
Postage	2,690
Telephone	8,210
Payroll & Related Expenses	479,076
Pension Expense	55,000
Filing fees	1,538
Depreciation	4,239
Travel	3,136
Interest Expense	228
Advertising	3,135
Bank Charges	529
Contributions	200
Registration Fees	3,291
Taxes & Licenses	331
Services	19,622
Meals and Entertainment	1,915
Utilities	722
Miscellaneous	5,218
Repairs	103
Professional Fees and Development	9,585
Total Expenses	634,396
Net Income (Loss) Before Income Taxes	(55,588)
Income Tax (Expense) Benefit	38,933
Net Income (Loss)	$ (16,655)

See Notes to the Financial Statements

TRUSTFIRST, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Period Ended December 31, 2001

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2000	4,300	109,000	(17,134)	96,166
Issuance of Stock for Acquisition of Subsidiary (Note 2)	350,000	-	-	350,000
Net Loss	-	-	(16,655)	(16,655)
Balances on December 31, 2001	$ 354,300	$ 109,000	$ (33,789)	$429,511

See Notes to the Financial Statements

TRUSTFIRST, INC.

Consolidated Statement of Cash Flows
For the Period Ended December 31, 2001

	2001
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income (Loss)	$ (16,655)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	4,239
(Increase) Decrease in Trading Securities	1,788
(Increase) Decrease in Commissions Receivable	25,657
(Increase) Decrease in Prepaid Insurance	(1,371)
(Increase) Decrease in Deferred Tax Asset	(46,995)
(Increase) Decrease in Deposits	2,025
(Increase) Decrease in Other Receivables	(3,871)
Increase (Decrease) in Accounts Payable	15,166
Increase (Decrease) in Accrued Liabilities	34,142
Total Adjustments	30,780
Net Cash Provided (Used) in Operating Activities	14,125
Cash Flows from Investing Activities	
Purchase of Furniture and Fixtures	(693)
Net Change in Certificates of Deposit	2,254
Net Cash Provided (Used) by Investing Activities	1,561
Cash Flows From Financing Activities	
Contributed Operating Assets	209,172
Payments on Subordinated Loan	(72,000)
Net Cash Provided (Used) by Financing Activities	137,172
Net Increase (Decrease) in Cash and Equivalents	152,858
Cash and Equivalents at Beginning of Year	5,103
Cash and Equivalents at End of Year	$ 157,961
Supplemental Information – Non Cash Transactions	
Net Acquired Non-Working Capital Assets and Liabilities (Note 2)	$ 140,828

See Notes to the Financial Statements

TRUSTFIRST, INC.

Notes to the Consolidated Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company) is a broker dealer offering securities in stocks, bonds and options to the general public. The Company does not hold funds or securities for, or owe money or securities to, customers. All security transactions are handled through a clearing agent who deals directly with the Company's customers. The Company was formed in 1995. The following is a summary of the significant accounting policies followed by the Company.

Principles of Consolidation
The consolidated financial statements of TrustFirst, Inc. for the year ended December 31, 2001 include the accounts of TrustFirst, Inc., and its wholly-owned subsidiary, Culver Financial Management, Inc. effective December 21, 2001 (see note 2).

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consisted of demand deposit accounts with banks, and money market investment accounts with Bear Stearns Securities Corporation and Pershing Securities.

Revenue Recognition
The Company earns commissions from trades based on negotiated rates with Bear Stearns Securities Corporation and Pershing Securities. Commissions are recognized on the trade date. At year-end, actual subsequent collections, which have trade dates prior to year-end, are recorded as commissions receivable. As a result, management believes that all commissions receivable are fully collectible and therefore, no allowance for bad debts has been recognized.

Property and Equipment
Fixed assets are valued at cost and are depreciated over their estimated useful lives using various accelerated methods.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Securities

Securities have been classified according to management's intent as trading securities. Debt and equity securities that are bought and held primarily for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. All remaining marketable securities were sold during 2001 resulting in a realized loss of $885.

Income Taxes

Deferred tax liabilities and assets have been recorded for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 2 – ACQUISITION OF SUBSIDIARY

On December 21, 2001, TrustFirst acquired 100 percent of the outstanding common shares of Culver Financial Management, Inc. (Culver). The results of Culver's operations have been included in the consolidated financial statements since that date. Culver provides certain brokerage services to investors as well as underwriting industrial development bonds, municipal bonds and limited partnerships throughout East Tennessee. As a result of the acquisition, TrustFirst, Inc. expects to provide a wider range of products and services to its investors and expects reduce overhead costs through shared facilities and personnel.

The aggregate purchase price was $350,000 consisting of common stock in TrustFirst, Inc. The value of the 34,640 shares issued was determined based on independent valuations of both Companies immediately prior to acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At December 21, 2001	
Current Assets	$ 212,085
Fixed Assets	6,445
Other Assets	3,300
Intangible Assets	213,583
Total Assets Acquired	435,413
Current Liabilities	(2,913)
Long-Term Liabilities	(82,500)
Net Assets Acquired	$ 350,000

Of the $213,583 of acquired intangible assets, 100% was assigned to customer lists and related customer relationships and will be amortized over a 7-year weighted-average useful life.

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business at $1,500 a month. The lease expires March 31, 2002.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2001. At December 31, 2001, the Company had excess net capital of $40,613.

NOTE 5 – NOTES PAYABLE – STOCKHOLDER

An equity loan was made to the Company from a stockholder totaling $10,500. The loan matures August 15, 2003.

NOTE 8 – INCOME TAXES

The temporary differences between recognition of income on the financial statements and tax returns relate to net operating loss, charitable contribution and capital loss carryovers. The components of the provision for income taxes are as follows for the period ended December 31, 2001.

	2001
Current:	
Federal	$ -
State	-
	$ -
Deferred:	
Federal	$ (33,093)
State	(5,840)
Net Tax Credit	$ (38,933)

The net deferred tax asset at December 31, 2001 consists of the following components:

	2001
Deferred Tax Asset – Current	$ 48,212
Deferred Tax Liability – Current	-
Net Deferred Tax Asset – Current	$ 48,212

Differences in income taxes at the statutory rate and the Company's actual provision relates to changes in the assumed tax rates and nondeductible expenses.

The Company has a net operating loss carry forward of $108,000 at December 31, 2001 which expires through the year 2021. This operating loss is considered realizable due to management's ability to realize taxable income through manipulation of officer salaries.

NOTE 9 – DEFINED BENEFIT PLAN

Prior to acquisition, Culver Financial Management, Inc. adopted a defined benefit pension plan with an effective date of January 1, 2001. It is the intention of management to structure the plan to allow the Company to contribute approximately $55,000 a year to the plan. The Company has accrued a pension liability of $54,900 as of December 31, 2001. As of the issuance date of these financial statements, an actuarial valuation had not been completed.

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Accompanying Information

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

Our report on our audit of the consolidated financial statements of TrustFirst, Inc. for the period ended December 31, 2001, appears on page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following information on pages 11–13 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken a whole.

McKerley & Noonan, PC

McKerley & Noonan, P.C.
Certified Public Accountants
February 8, 2002

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

December 31, 2001

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to TrustFirst, Inc., because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. TrustFirst, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c 3-1
December 31, 2001

	Per Audited Financial Statements	Per Amended Focus Report	Differences
Ownership Equity	$ 429,511	$ 429,511	$ -
Less: Non Allowable Assets	(284,291)	(284,291)	-
Less: Other Deductions	-	-	-
Net Capital Before Haircuts	145,220	145,220	-
Haircuts on Securities	(607)	(607)	-
Undue Concentrations	-	-	-
Excess Fidelity Bond Deduction	(4,000)	(4,000)	-
Net Capital	$ 140,613	$ 140,613	$ -

TRUSTFIRST, INC.

December 31, 2001

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 83,178
Total Aggregate Indebtedness	83,178
Ratio of Aggregate Indebtedness to Net Capital	59%

Computation of Excess Net Capital

Net Capital	$ 140,613
Required net capital	100,000
Net capital in excess of required amount	$ 40,613

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Supplemental Report of Independent Public Accountants on Internal Control Structure

To the Board of Directors and Shareholders
of TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be use d for any other purpose.

McKerley & Noonan, P.C.
Certified Public Accountants
February 8, 2002

McKerley & Noonan, PC